PRICING SUPPLEMENT

                        Filed pursuant to Rule 424(b)(2)
             Registration Statement No. 333-112249 and 333-112249-01
                Pricing Supplement No. 9 Dated February 11, 2005
                    (To Prospectus dated April 27, 2004, and
                   Prospectus Supplement dated April 27, 2004)
                                CUSIP: 02003MAJ3


                          Allstate Life Global Funding
                            Secured Medium Term Notes
                                 Issued Through
             Allstate Life Global Funding Trust 2005-3 (the "Trust")


         The description in this pricing supplement of the particular terms of the Secured Medium Term Notes offered hereby supplements the description of the general terms and provisions of the notes set forth in the accompanying prospectus and prospectus supplement, to which reference is hereby made.

Principal Amount:  $75,000,000                               Agent(s) Discount: See "Issue Price"

Issue Price:  The Agent proposes to offer the notes from     Original Issue Date:  March 1, 2005
time to time for sale in negotiated transactions, or
otherwise, at varying prices to be determined at the time
of each sale.

Net Proceeds to the Trust:  The Agent has agreed to          Stated Maturity Date:  March 1, 2010
purchase the notes from us at 99.75% of their principal
amount ($74,812,500 net proceeds to us), subject to the
terms and conditions in the Distribution Agreement between
the Agent and us.

Funding Agreement Number(s):                                 FA-41080

Specified Currency:                                          U.S. Dollars

Interest Payment Dates:                                      The 1st day of each calendar month, commencing April 1, 2005;
                                                             provided that the final Interest Payment Date shall be the
                                                             Maturity Date.  If any Interest Payment Date falls on a day that is not a business day, the Trust will make the required payment of interest on the next succeeding business day, and no additional interest will accrue in respect of the payment made on that next succeeding business day.

Initial Interest Payment Date:                               April 1, 2005

Regular Record Dates:                                        15 calendar days prior to each Interest Payment Date

Type of Interest Rate:                                       [   ] Fixed Rate  [ v ] Floating Rate

Fixed Rate Notes:                                            [   ] Yes  [ v ] No.  If, Yes,

     Interest Rate:

Floating Rate Notes:                                         [ v ] Yes  [   ] No.  If, Yes,

Regular Floating Rate Notes:                                 [    ] Yes  [v ] No.  If, Yes,

     Interest Rate:
     Interest Rate Basis(es):

Floating Rate/Fixed Rate Note:                               [ v  ] Yes  [   ] No.  If, Yes,




     Floating Interest Rate:                                 See below under "Additional/Other Terms"
     Interest Rate Basis(es):                                See below under "Additional/Other Terms"
     Fixed Interest Rate:                                    4.50%
     Fixed Rate Commencement Date:                           Original Issue Date

Inverse Floating Rate Note:                                  [  ] Yes  [ v ] No.  If, Yes,

     Fixed Interest Rate:
     Floating Interest Rate:
     Interest Rate Basis(es):

Initial Interest Rate, if any:                               4.50%, from and including the Original Issue Date to but
                                                             excluding the Initial Interest Reset Date

Initial Interest Reset Date:                                 April 1, 2005

Interest Rate Basis(es).  Check all that apply:
     [  ] CD Rate                                                 [  ] Commercial Paper Rate
     [  ] CMT Rate                                                [  ] Eleventh District Cost of Funds Rate
     [  ] LIBOR                                                   [  ] Federal Funds Rate
     [  ] EURIBOR                                                 [  ] Treasury Rate
     [  ] Prime Rate                                              [ v ] Other (See Attached)

     If LIBOR:

     [  ] LIBOR Reuters Page                                      [  ] LIBOR Moneyline Telerate Page 3750

     LIBOR Currency:  U.S. Dollars

     If CMT Rate:
         Designated CMT Telerate Page:
         If 7052:                                                     [  ] Weekly Average
                                                                      [  ] Monthly Average
         Designated CMT Maturity Index:

Index Maturity:                                              Not applicable

Spread (+/-):                                                Not applicable

Spread Multiplier:                                           See below under "Additional/Other Terms"

Interest Reset Date(s):                                      Each Interest Payment Date beginning April 1, 2005

Interest Determination Date(s):                              Each Interest Reset Date

Maximum Interest Rate, if any:                               Not applicable

Minimum Interest Rate, if any;                               0.00%

Calculation Agent:                                           J.P. Morgan Trust Company, National Association

Exchange Rate Agent:                                         Not applicable

Computation of Interest (not applicable unless different than as specified in the prospectus and prospectus supplement):

Day Count Convention (not applicable unless different than as specified in the prospectus and prospectus supplement): Actual/Actual

Amortizing Note:                                             [  ] Yes  [ v ] No.  If, Yes,
     Amortizing Schedule:
     Additional/Other Terms:

Discount Note:                                               [  ] Yes  [v ] No.  If, Yes,
     Total Amount of Discount:




     Initial Accrual Period of Discount:
     Additional/Other Terms:

Redemption Provisions:                                       [  ] Yes  [ v ] No.  If, Yes,
     Initial Redemption Date:
     Initial Redemption Percentage:
     Annual Redemption Percentage Reduction (if any):
     Redemption:                                             [  ] In whole only and not in part
                                                             [  ] May be in whole or in part

     Additional/Other Terms:

Repayment:                                                   [  ] Yes  [ v ] No.  If, Yes,
     Repayment Date(s):
     Repayment Price:
     Repayment:                                              [  ] In whole only and not in part
                                                             [  ] May be in whole or in part

     Additional/Other Terms:

Sinking Fund (not applicable unless specified):

Additional Amounts to be Paid for Withholding Tax (not applicable unless specified):

Securities Exchange Listing:                                 [  ] Yes [ v ] No. If Yes, Name of Exchange

Authorized Denominations:                                    $1,000

Ratings:
     The Notes issued under the Program are rated "AA" by Standard & Poor's
     Ratings Services, a division of The McGraw Hill Companies, Inc. and "Aa2" by Moody's Investors Service, Inc.

Agent(s) Purchasing Notes as Principal: [ v ] Yes [ ] No. If Yes,

Agent(s)                                                     Principal Amount
--------------------------------------------- --------------------------------
Morgan Stanley & Co. Incorporated                                 $75,000,000
                                                                 ------------
     Total:                                                       $75,000,000
                                                                 ============

Agent(s) Acting as Agent:                                    [  ] Yes [ v ] No.  If Yes,

Agent(s)                                      Principal Amount
--------------------------------------------- --------------------------------

                                              --------------------------------

     Total:

Additional/Other Terms:  See below

Interest Rate

Calculation of the Interest Rate for the Notes. The interest rate for the Notes being offered by this Pricing Supplement, for each Interest Period during the term of the Notes beginning on the Initial Interest Reset Date, will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:

CPIt  - CPIt-12    + 1.05%
---------------
    CPIt-12

Where:
t = 1,2,3...,59;

CPIt = Current Index Level of CPI (as defined below), as published on Bloomberg CPURNSA; and

CPIt-12 = Index Level of CPI 12 months prior to the CPI referenced by CPIt.

We refer to 1.05% included in the formula above as the Spread Multiplier.

The interest rate for the Notes from the Original Issue Date to, but excluding, the Initial Interest Reset Date will be 4.50%. In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate of 0.00%.

CPIt for each Interest Reset Date is the CPI for the third calendar month prior to such Interest Reset Date as published and reported in the second calendar month prior to such Interest Reset Date or determined as set forth in this Pricing Supplement. For example, for the Interest Period from and including March 1, 2005 to but excluding April 1, 2005, CPIt will be the CPI for December 2004 which was 190.3, and CPIt-12 will be the CPI for December 2003 which was
184.3. The CPI for December 2003 was published by the BLS (as defined below) and reported on Bloomberg CPURNSA in January 2004, and the CPI for December 2004 was published and reported in January 2005. For more information regarding the calculation of interest rates on the Notes, including historical CPI levels and hypothetical interest rates, see Annex A to this pricing supplement.

Consumer Price Index. The amount of interest payable on the Notes on each Interest Payment Date following the Initial Interest Reset Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the "CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the "BLS") and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

         As stated in the risk factors, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be wider or more confined than those that have occurred in the past.

         If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3:00 p.m. on an Interest Reset Date, but has otherwise been published by the BLS, J.P. Morgan Trust Company, National Association., in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using such other source as it deems appropriate.

         In calculating CPIt and CPIt-12, the Calculation Agent will use the most recently available value of the CPI for any month, determined as described above on the applicable Interest Reset Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent for any Interest Reset Date to determine the interest rate on the Notes (an "initial CPI") is subsequently revised by the BLS, the Calculation Agent will continue to use the initial CPI, and the interest rate determined will not be revised.

         If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

         If, while the Notes are outstanding, the CPI is discontinued or substantially altered, as determined in the sole discretion of the Calculation Agent, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of the Treasury's Inflation-Linked Treasuries as described at 62

Federal Register 846-874 (January 6, 1997). If no such securities are outstanding, the Calculation Agent will determine a substitute index for the Notes in accordance with general market practice at the time.

Rounding. All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or
..0987656) and 9.876554% (or .09876554) would be rounded down to 9.87655% (or
..0987655)). All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877)
and 9.8764% (or .098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

Special Tax Considerations:  United States Federal Income Taxation

         The following discussion supplements and, to the extent that it is inconsistent with, replaces the discussion contained in the accompanying Prospectus Supplement in the section entitled "United States Federal Income Tax Considerations".

         We intend to treat the Notes as qualifying as "variable rate debt instruments" for United States federal income tax purposes that pay interest at a single objective rate. Under the applicable Treasury regulations, if interest on a debt instrument is stated at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period, and the value of the variable rate on the issue date is within 25 basis points of the fixed rate, the two rates will be conclusively presumed to approximate each other and therefore will be treated as constituting a single qualified floating rate or objective rate. Under this rule, we intend to treat the Initial Interest Rate and the floating rate as a single objective rate. U.S. Holders should consult the discussion in the accompanying Prospectus Supplement in the section entitled "United States Federal Income Tax Considerations -- U.S. Holders - Floating Rate Notes" for a description of the material of the United States federal income tax consequences of the ownership and disposition of variable rate debt instruments.

         Alternatively, it is possible that the Internal Revenue Service (the "IRS") could assert that the Notes are subject to special rules governing "contingent payment debt instruments" ("CPDIs"). If the IRS were successful in this assertion, U.S. Holders would be required to accrue original issue discount income, subject to adjustments, at the "comparable yield" (which is the yield at which a fixed rate debt instrument would be issued by us that has terms and conditions similar to the Notes) of the Notes and any gain recognized with respect to the Notes generally would be treated as ordinary income. Prospective investors should consult their tax advisors regarding the tax consequences to them of purchasing the Notes, including the possibility that the Notes could be treated as CPDIs.

         Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section called "United States Federal Tax Considerations" in the accompanying Prospectus Supplement.

Risk Factors

         The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes risks relating to the Notes in addition to the Risk Factors described in the accompanying prospectus supplement beginning on page S-14. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.

The interest rate on the Notes could be zero.

         Interest payable on the Notes is linked to year over year changes in the level of the CPI determined each month over the term of the Notes.

         If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, or decreases, which is likely to occur when there is deflation, the interest rate for the applicable Interest Period will be zero.

Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future.

         There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the Notes, as described above, and that substitution may adversely affect the value of the Notes.

The interest rate on the Notes may be below the rate otherwise payable on similar floating rate securities.

         If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the Notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a floating rate debt instrument with terms similar to those of the Notes.

The historical levels of the CPI are not an indication of the future levels of the CPI.

         The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

         Holders of the Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interactions of many factors over which we have no control.

Annex A

Historical Information and Hypothetical Interest Rate Calculations

         Provided below are historical levels of the CPI as reported by the BLS for the period from January 1998 to December 2004. Also provided below are the hypothetical interest rates for the period from January 2000 to December 2004 that would have resulted from the historical levels of the CPI presented below. We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

         The historical level of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the Notes. However, the CPI may not increase or decrease over the term of the Notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the Notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the Interest Periods over the term of the Notes.

                            Historical Levels of CPI

              1998       1999      2000      2001      2002      2003      2004

January       161.6      164.3     168.8     175.1     177.1     181.7     185.2
February      161.9      164.5     169.8     175.8     177.8     183.1     186.2
March         162.2      165.0     171.2     176.2     178.8     184.2     187.4
April         162.5      166.2     171.3     176.9     179.8     183.8     188.0
May           162.8      166.2     171.5     177.7     179.8     183.5     189.1
June          163.0      166.2     172.4     178.0     179.9     183.7     189.7
July          163.2      166.7     172.8     177.5     180.1     183.9     189.4

August        163.4      167.1     172.8     177.5     180.7     184.6     189.5
September     163.6      167.9     173.7     178.3     181.0     185.2     189.9
October       164.0      168.2     174.0     177.7     181.3     185.0     190.9
November      164.0      168.3     174.1     177.4     181.3     184.5     191.0
December      163.9      168.3     174.0     176.7     180.9     184.3     190.3

           Hypothetical Interest Rates Based on Historical CPI Levels

                  2000         2001         2002          2003         2004

January           3.61         4.50         3.18          3.08         3.09
February          3.67         4.50         2.95          3.25         2.82
March             3.73         4.44         2.60          3.43         2.93
April             3.79         4.78         2.19          3.65         2.98
May               4.27         4.58         2.19          4.03         2.74
June              4.81         3.97         2.53          4.07         2.79
July              4.12         4.32         2.69          3.27         3.34
August            4.24         4.67         2.23          3.11         4.10
September         4.78         4.30         2.12          3.16         4.32
October           4.71         3.77         2.51          3.16         4.04
November          4.46         3.77         2.85          3.21         3.70
December          4.50         3.70         2.56          3.37         3.59

For example, the hypothetical interest rate payable on the Notes for the April 2003 Interest Period would have been 3.65% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under "Interest Rate":

CPIt = 181.7, which is equal to the CPI level for January 2003, which as the third calendar month prior to the Interest Reset Date of April 2003, would be the reference month; and

CPIt-12 = 177.1, which is equal to the CPI level for January 2002, the twelfth calendar month prior to the reference month for the interest reset date of April 2003, as follows:

                 3.65% =    181.7-177.1    + 1.05%
                           -------------
                               177.1